EXHIBIT 12

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended June 30						Three Months Ended September 30
	2010	2009		2008	2007	2006	2010	2009
EARNINGS, AS DEFINED
Earnings from operations before income taxes and before adjustments for noncontrolling interests in consolidated subsidiaries and after eliminating undistributed earnings of equity method investees	$15,169		$14,461	$14,927	$13,698	$11,658	$4,287	$4,162
Fixed charges (excluding capitalized interest and including amortization of capitalized interest)	1,167		1,576	1,640	1,458	1,268	259	342

TOTAL EARNINGS, AS DEFINED	$16,336		$16,037	$16,567	$15,156	$12,926	$4,546	$4,504

FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$1,014		$1,431	$1,546	$1,374	$1,153	$222	$304
1/3 of rental expense	176		177	137	124	122	38	44

TOTAL FIXED CHARGES, AS DEFINED	$1,190	$	l,608	$1,683	$1,498	$1,275	$260	$348

RATIO OF EARNINGS TO FIXED CHARGES	13.7x		10.0x	9.8x	10. 1x	10. 1x	17.5x	12.9x